ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Henry

T +1 617 951 7780

lisa.henry@ropesgray.com

September 10, 2025

VIA EDGAR

Ms. Eileen Smiley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG ETF Trust (Registration Nos. 033-43089 and 811-06431)

Dear Ms. Smiley:

I am writing on behalf of AMG ETF Trust (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided on July 31, 2025 to Post-Effective Amendment No. 86 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on June 24, 2025, relating to AMG GW&K Muni Income ETF (the “Fund”). The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

1.	Comment: Please update all missing information in the post-effective amendment to be filed pursuant to Rule 485(b) of the 1933 Act.

Response: The Trust confirms that it will file a post-effective amendment (the “485(b) Amendment”) to include information missing from the 485(a) Amendment.

2.	Comment: When a comment is made to disclosure in one location, please apply the comment to all similar disclosure.

Response: The Trust acknowledges the Staff’s comment and agrees to implement it.

3.

Comment: We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Trust acknowledges the Staff’s comment.

4. Comment: The Prospectus section titled “Summary of the Fund – Principal Investment Strategies” states that “Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds that are exempt from federal income tax.” Please revise this disclosure to clarify that, pursuant to Rule 35d-1(a)(3)(i)(A) or (B) under the Investment Company Act of 1940, as amended (the “1940 Act”), it is the income from the municipal bonds, rather than the municipal bonds themselves, that is exempt from federal income tax.

Response: The Trust has revised the quoted language to the following: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds, the income from which is exempt from federal income tax.”

5. Comment: In the Statement of Additional Information section titled “Additional Investment Policies – Fundamental Investment Restrictions,” please include the Fund’s 80% investment policy, as it is a fundamental policy.

Response: The Trust has revised the relevant section to include the following: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds, the income from which is exempt from federal income tax. This policy is fundamental and may not be changed without shareholder approval.”

6. Comment: In the Statement of Additional Information section titled “Creation and Redemption of Creation Units – Acceptance of Orders of Creation Units,” the first paragraph includes disclosure on the Trust’s right to reject an order for Creation Units. In adopting rule 6c-11 under the 1940 Act (“Rule 6c-11”), the SEC noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. IC-33646, at p.59 (Sep. 25, 2019) (the “Rule 6c-11 Adopting Release”). Please revise this paragraph to conform with Rule 6c-11 by revising the language “for any reason” and deleting subparagraphs (d) and (f).

Response: The Trust has revised the relevant disclosure as shown below. However, the Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in items (d) and (f) above is appropriate and consistent with the SEC’s discussion of creation and redemption transactions in the Rule 6c-11 Adopting Release (as well the related Rule 6c-11 proposing release), and the Trust reserves the right to reject any creation orders when it believes doing so is in accordance with applicable law.

The Trust reserves the right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund for any legal reason including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, to be delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining shares ordered, would own 80% or more of the currently outstanding shares; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;~~ (~~e~~d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust the Investment Manager or the Subadviser, have an adverse effect on the Trust or the rights of beneficial owners;~~ (~~g~~e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (~~h~~f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent, the Investment Manager and/or the Subadviser make it for all practical purposes not feasible to process orders for Creation Units.

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	John Wheeler, Esq.

Allie Maccarone, Esq.

Gregory C. Davis, Esq.

Jeremy Smith, Esq.